                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                               TO RULE 13D-2(a)


                      ANCHOR GLASS CONTAINER CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    COMMON STOCK, $.10 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   033038209
        ---------------------------------------------------------------
                                (CUSIP Number)

                               John J. Ghaznavi
                          3140 William Flinn Highway
                            Allison Park, PA 15101
                                (412) 487-1600
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 7, 2001
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

-----------------------------                     ----------------------------
CUSIP No.  033038209                  13D                Page 2 of 14 Pages
         -----------------
-----------------------------                     ----------------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      John J. Ghaznavi
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            21,037,867/1/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             21,037,867/1/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      21,037,867

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      62.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

-----------------------

/1/ These shares include (i) 525,000 shares of Anchor Glass Common Stock held by G&G Investments, Inc. ("G&G"), a Delaware corporation (see page 5), (ii) 19,223,795 shares of Anchor Glass Common Stock issuable upon conversion of 4,229,234 shares of Series B Preferred Stock held by Consumers U.S., Inc. ("Consumers"), a wholly owned subsidiary of Consumers Packaging, Inc., a Canadian company ("CPI") (see page 6), (iii) 902,615 shares of Anchor Glass Common Stock held by Consumers, and (iv) 20 shares of Anchor Glass Common Stock held by I.M.T.E.C. Enterprises, Inc., an Oklahoma corporation ("IMTEC") which is wholly-owned by CPI and G&G (see page 7). The Ghaznavi Family Trust (the "Trust") is the controlling stockholder of CPI and G&G. The Trustees of the Trust are Ghaznavi Holdings, Inc. ("Ghaznavi Holdings"), which is wholly-owned by John Ghaznavi, and Amir Ghaznavi, an individual and the brother of John Ghaznavi. In accordance with the Trust Agreement, the final authority with respect to trust investments, their acquisition, retention, voting control and disposition shall be held by Ghaznavi Holdings, Inc.

-----------------------------                     ----------------------------
CUSIP No.  033038209                  13D                Page 3 of 14 Pages
         -----------------
-----------------------------                     ----------------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Ghaznavi Family Trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Pennsylvania
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            20,651,430/2/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             20,651,430/2/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      21,037,867

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      62.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

-----------------------
/2/ These shares include (i) 525,000 shares of Anchor Glass Common Stock held by G&G Investments, Inc., a Delaware corporation ("G&G"), which owns and manages companies in the glass container business (see page 5), (ii) 19,223,795 shares of Anchor Glass Common Stock issuable upon conversion of 4,229,234 shares of Series B Preferred Stock held by Consumers U.S., Inc. ("Consumers"), a wholly owned subsidiary of Consumers Packaging, Inc., a Canadian company ("CPI") that manufactures glass containers (see page 6), (iii) 902,615 shares of Anchor Glass Common Stock held by Consumers, and (iv) 20 shares of Anchor Glass Common Stock, three shares of which are issuable pursuant to currently exercisable warrants, and 16 shares of Anchor Glass Common Stock which are issuable upon the conversion of four shares of Anchor Glass Series A Preferred Stock, held by I.M.T.E.C. Enterprises, Inc., an Oklahoma corporation ("IMTEC") which is wholly-owned by CPI and G&G (see page 7). The Ghaznavi Family Trust (the "Trust") is the controlling stockholder of CPI and G&G.

-----------------------                              -------------------------
CUSIP No.  033038209               13D                   Page 4 of 14 Pages
         -----------
-----------------------                              -------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Ghaznavi Holdings, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Pennsylvania
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          20,651,430/3/
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          20,651,430/3/
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      21,037,867
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      62.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO, OO/4/
------------------------------------------------------------------------------


_________________________________

/3/ These shares of Anchor Glass Common Stock are currently controlled by the Ghaznavi Family Trust (the "Trust"). The Trustees of the Trust are Ghaznavi Holdings, Inc., a Pennsylvania corporation ("Ghaznavi Holdings") which is wholly-owned by John Ghaznavi, and Amir Ghaznavi, an individual and brother of John Ghaznavi. In accordance with the Trust Agreement, the final authority with respect to trust investments, their acquisition, retention, voting control and disposition shall be held by Ghaznavi Holdings, Inc.

/4/ Ghaznavi Holdings, Inc. is also a trustee of the Ghaznavi Family Trust.

-----------------------                              -------------------------
CUSIP No.  033038209                 13D                 Page 5 of 14 Pages
         -----------
-----------------------                              -------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      G&G Investments, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          525,000/5/
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          525,000/5/
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      21,037,867
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      62.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------


________________________________

/5/ G&G Investments, Inc. ("G&G"), a Delaware corporation which owns and manages companies in the glass container business, is 97% owned by Today's Express, Inc., a Pennsylvania corporation which is wholly owned by Executive Warehouse, Inc., a Delaware corporation which is wholly-owned by the Ghaznavi Family Trust, and 3% owned by G&G Investments Voting Trust dated July 1, 1994, a Delaware voting trust controlled by John Ghaznavi.

-----------------------                              -------------------------
CUSIP No.  033038209                 13D                 Page 6 of 14 Pages
         -----------
-----------------------                              -------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Consumers U.S., Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          20,126,410/6/
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          20,126,410/6/
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      21,037,867
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      62.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------


________________________________

/6/ These shares of Anchor Glass Common Stock include 19,223,795 shares issuable upon conversion of 4,229,234 shares of Series B Preferred Stock and 902,615 shares of Anchor Glass Common Stock held by Consumers U.S., Inc., a Delaware corporation ("Consumers"). Consumers is wholly owned by Consumers International, Inc., a Canadian corporation which is a wholly-owned subsidiary of Consumers Packaging, Inc., a Canadian company ("CPI") that manufactures glass containers. CPI is owned 57% by Ghaznavi Canada, Inc., a Canadian corporation that is wholly owned by G&G Investments, Inc., 6% by G&G Investments, Inc. and 37% by common stockholders. As stated in footnote 5, The Ghaznavi Family Trust is the indirect controlling stockholder of G&G.

-----------------------                              -------------------------
CUSIP No.  033038209                13D                  Page 7 of 14 Pages
         -----------
-----------------------                              -------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      I.M.T.E.C. Enterprises, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Oklahoma
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          20/7/
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          20/7/
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      21,037,867
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      62.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------


________________________________

/7/ These shares of Anchor Glass Common Stock include one share issued, three shares issuable pursuant to currently exercisable warrants, and 16 shares of Anchor Glass Common Stock which are issuable upon the conversion of four shares of Series A Preferred Stock. I.M.T.E.C. Enterprises, Inc., an Oklahoma corporation ("IMTEC") is owned 19% by Consumers Packaging, Inc. ("CPI") and 81% by G&G. The Ghaznavi Family Trust is the controlling stockholder of Consumers and G&G (see previous footnotes).

                                 SCHEDULE 13D
                                 ------------

Item 1. Security and Issuer
        -------------------

     This statement on Schedule 13D relates to the common stock, par value $0.10 per share ("Common Stock"), of Anchor Glass Container Corporation, a Delaware corporation ("Anchor Glass"). The address of the principal executive office of Anchor Glass is One Anchor Plaza, 4343 Anchor Plaza Parkway, Tampa, Florida 33634-7513.

ITEM 2. Identity and Background
        -----------------------

     This Schedule 13D is being filed by (i) John J. Ghaznavi, an individual,
(ii) the Ghaznavi Family Trust, a Pennsylvania trust, (iii) Ghaznavi Holdings, Inc., a Pennsylvania corporation, (iv) G&G Investments, Inc., a Delaware corporation controlled by the Ghaznavi Family Trust, (v) Consumers U.S., Inc., a Delaware corporation indirectly controlled by the Ghaznavi Family Trust, and
(vi) I.M.T.E.C. Enterprises, Inc., an Oklahoma corporation, indirectly controlled by the Ghaznavi Family Trust (collectively, the "Reporting Persons").

     John Ghaznavi's business address is 3140 William Flinn Highway, Allison Park, PA 15101. John Ghaznavi's principal occupation is Chairman of the Board and CEO of G&G Investments, Inc. ("G&G"). John Ghaznavi is a citizen of the United States of America.

     The Ghaznavi Family Trust is a Pennsylvania trust (the "Trust"), that was created to provide financial security for the benefit of John Ghaznavi's parents, issue and grandchildren, if any. The business address of the Trust is 3140 William Flinn Highway, Allison Park, PA 15101. The two trustees of the Trust are Ghaznavi Holdings, Inc., a Pennsylvania corporation, and Amir Ghaznavi, an individual and brother of John Ghaznavi.

     Ghaznavi Holdings, Inc., a Pennsylvania corporation ("Ghaznavi Holdings"), was created to help effectively administer the Trust. The business address of Ghaznavi Holdings is 3140 William Flinn Highway, Allison Park, PA 15101.

     The principal business of G&G Investments, Inc., a Delaware corporation ("G&G"), is ownership and management of companies in the glass container business. The business address of G&G is 3140 William Flinn Highway, Allison Park, PA 15101.

     Consumers U.S., Inc., a Delaware corporation ("Consumers") was created as a holding company for Anchor Glass. It is indirectly wholly-owned by Consumers Packaging, Inc., a Canadian company that manufactures glass containers. The business address of Consumers is 777 Kipling Avenue, Toronto, Ontario M8Z 5Z4.

     I.M.T.E.C. Enterprises, Inc., an Oklahoma corporation ("IMTEC"), is currently inactive, with the operating assets of IMTEC being sold in 1999. The business address of IMTEC is 3140 William Flinn Highway, Allison Park, PA 15101

     Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director and executive officer of each of Ghaznavi Holdings, G&G, Consumers and IMTEC (such directors and executive officers collectively referred to as the "Principals") are as follows:

                   Name                      Business Address                       Principal Occupation or
                  -----                      ----------------                       ----------------------
                                                                                           Employment
                                                                                           ----------
John J. Ghaznavi                             3140 William Flinn Highway,             CEO and Chairman of G&G
President and Director of G&G, Ghaznavi      Allison Park, PA 15101
Holdings, and IMTEC

Patrick T. Connelly                          3140 William Flinn Highway,             CFO of G&G
Secretary and Treasurer of Ghaznavi          Allison Park, PA 15101
Holdings and IMTEC, Assistant Secretary
of G&G

Amir N. Ghaznavi                             3140 William Flinn Highway,             President of Today's Express,
Assistant Treasurer of G&G                   Allison Park, PA 15101                  Inc.

Darlene R. Paulovich                         3140 William Flinn Highway,             Real estate operations
Assistant Secretary of Ghaznavi Holdings     Allison Park, PA 15101                  manager- Delta Property
and IMTEC                                                                            Management

Brent Ballantyne                             777 Kipling Avenue,                     CEO of Consumers Packaging,
Director of Consumers                        Toronto, Ontario M8Z 5Z4                Inc.

S. Dennis Belcher                            777 Kipling Avenue,                     Executive Vice President of
Director of Consumers                        Toronto, Ontario M8Z 5Z4                The Bank of Nova Scotia

Graeme Eadie                                 777 Kipling Avenue,                     CFO of Consumers Packaging,
Director of Consumers                        Toronto, Ontario M8Z 5Z4                Inc.

     None of the Reporting Persons or any of their respective trustees, directors, executive officers, members or managers has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or, to the best of our knowledge, been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration
        -------------------------------------------------

     The 386,437 shares of Common Stock for which this Schedule 13D is being filed were purchased for $250,000. The Common Stock was acquired by means of a brokerage account held at Salomon Smith Barney, funded by John Ghaznavi.

ITEM 4. Purpose of the Transaction
        --------------------------

     John Ghaznavi has for many years had a significant interest, direct and indirect, in Anchor Glass. He acquired the shares of Common Stock reported in this Schedule 13D for the purpose of increasing the degree of control that he has, directly or indirectly, with respect to the company. The Reporting Persons from time to time intend to review their investment in Anchor Glass on the basis of various factors, including Anchor Glass' business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for Anchor Glass securities in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons may determine either directly or indirectly, as they may deem appropriate in light of the circumstances existing from time to time, to (i) acquire additional securities of Anchor Glass, either in the open market or in privately negotiated transactions, (ii) dispose of some or all of the securities of Anchor Glass which they beneficially own, or (iii) propose a merger, consolidation, joint venture or other business combination involving Anchor Glass or its subsidiaries or divisions, a sale or purchase of assets or securities of Anchor Glass or its subsidiaries of divisions, a recapitalization, reorganization or liquidation involving Anchor Glass or its subsidiaries or divisions, a change in the current structure of Anchor Glass or its subsidiaries or divisions or other similar actions.

     On August 1, 2001, a letter of intent was entered into between Owens-Illinois, Inc., ("OI") and John Ghaznavi. In connection with the letter of intent, OI Domestic Holdings, Inc. ("Purchaser") plans to acquire from Consumers International, Inc., a Canadian corporation, all right, title and interest in and to the stock of Consumers U.S., Inc., a Delaware corporation (the "Asset Purchase"). Subsequent to that Asset Purchase, the Purchaser has agreed to sell to John Ghaznavi all of the stock of Consumers U.S., Inc. (the "Stock Purchase") received by the Purchaser pursuant to the Asset Purchase. Through this Stock Purchase, John Ghaznavi shall also acquire approximately 58% of the outstanding equity shares (on a fully diluted basis) of Anchor Glass, which is currently held by Consumers U.S., Inc.

     Except as set forth in this statement on Schedule 13D, none of the Reporting Persons have either plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of Anchor Glass or any of its subsidiaries or the disposition of securities of Anchor Glass or any of its subsidiaries; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Anchor Glass or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Anchor Glass or of any of its subsidiaries; (iv) any change in the present Board of Directors or management of Anchor Glass or any of its subsidiaries, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of Anchor Glass; (vi) any changes in Anchor Glass's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Anchor Glass by any persons;
(viii) causing the Common Stock to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) any class of equity securities of Anchor Glass becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to those enumerated above. The Reporting Persons reserve the right, either individually or in any combination, to determine in the future to take or cause to be taken one or more of the foregoing actions.

Item 5. Interest in Securities of the Issuer
        ------------------------------------

     (a) The aggregate number of shares of Anchor Glass Common Stock of which the Reporting Persons may be deemed to be the beneficial owner is 21,037,867 shares. Such 21,037,867 shares represent 62.2% of the shares of Anchor Glass Common Stock on a fully diluted basis as of July 31, 2001.

     The Ghaznavi Family Trust (the "Trust") indirectly owns 20,651,430 shares of Anchor Glass Common Stock, through its position of controlling stockholder of Consumers, G&G and IMTEC. Consumers owns 902,615 shares of Anchor Glass Common Stock and 19,223,795 shares of Anchor Glass Common Stock issuable upon conversion of 4,229,234 shares of Series B Preferred Stock, for a total of 20,126,410. G&G owns 525,000 shares of Anchor Glass Common Stock. IMTEC owns 20 shares of Anchor Glass Common Stock, three shares of which are issuable upon the exercise of currently exercisable warrants, and 16 shares of which are issuable upon the conversion of four shares of Series A Preferred Stock.

     John Ghaznavi owns 386,437 shares of Anchor Glass Common Stock. Additionally, John Ghaznavi, as the sole shareholder of Ghaznavi Holdings, Inc., which is a trustee to the Trust, may be deemed to have indirect ownership of 20,651,430 shares of Anchor Glass Common Stock, which includes shares beneficially owned by the Trust through Consumers, G&G and IMTEC.

     (b) John Ghaznavi may be deemed to have the sole power to vote and dispose of 21,037,867 shares of Anchor Glass Common Stock. The Trust and Ghaznavi Holdings may be deemed to have the sole power to vote and dispose of 20,651,430 shares of Anchor Glass Common Stock. G&G may be deemed to have the sole power to vote and dispose of 525,000 shares of Anchor Glass Common Stock. Consumers may be deemed to have the sole power to vote and dispose of 20,126,410 shares of Anchor Glass Common Stock. IMTEC may be deemed to have the sole power to vote and dispose of 20 share of Anchor Glass Common Stock.

     (c) To the best of their knowledge, none of the Reporting Persons have effected any transactions in Anchor Glass Common Stock during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to
        ------------------------------------------------------------------------
        the Securities of the Issuer
        ----------------------------

     The Fiduciaries' Agreement to Consolidate, which created the Ghaznavi Family Trust (the "Trust"), was entered into on January 17, 1984, by and between Amir Ghaznavi, Ali Habibi, who has since resigned his position as trustee, and John J. Ghaznavi. The Trust was created for the potential benefit of John Ghaznavi's parents, issue, and grandchildren, if any. Pursuant to the terms of the Trust, Ghaznavi Holdings, Inc. was joined as an additional trustee so as to administer the Trust more effectively. This corporate fiduciary has the final authority with respect to trust investments, their acquisition, retention, voting control, disposition and similar matters.

Item 7. Material to be Filed as Exhibits
        --------------------------------

        None

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

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2001

                                                     GHAZNAVI FAMILY TRUST

                                                     By: Ghaznavi Holdings, Inc.
                                                     Its corporate trustee

                                                      By: /s/ John J. Ghaznavi
                                                          ----------------------
                                                          John J. Ghaznavi
                                                          President


                                                      GHAZNAVI HOLDINGS, INC.

                                                      By: /s/ John J. Ghaznavi
                                                          ----------------------
                                                          John J. Ghaznavi
                                                          President


                                                      /s/ John J. Ghaznavi
                                                      --------------------------
                                                      John J. Ghaznavi

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2001

                                                    G&G INVESTMENTS, INC.

                                                    By: /s/ John J. Ghaznavi
                                                        ------------------------
                                                        John J. Ghaznavi
                                                        President


                                                    CONSUMERS US, INC.

                                                    By:_________________________
                                                    Name:_______________________
                                                    Title:______________________


                                                    I.M.T.E.C. ENTERPRISES, INC.

                                                    By: /s/ John J. Ghaznavi
                                                        ------------------------
                                                        John J. Ghaznavi
                                                        President

                                       14